UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50366

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2017___ AND ENDING ___12/31/2017___
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RNR SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 HEMPSTEAD TPKE.
             (No. and Street)

EAST MEADOW	NY	11554
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                       516-222-8850
                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.A. KOENIG & ASSOCIATES, CPA's, P.C.

          (Name – *if individual, state last, first, middle name*)

485 UNDERHILL BLVD., SUITE 100	SYOSSET	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, WILLIAM V. ROMEO _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR SECURITIES, LLC _____, as of DECEMBER 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KELLI-ANNE PALAZZO
NOTARY PUBLIC
STATE OF NEW YORK
No 01PA6053000
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES JANUARY 2, 20 19


Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2017

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RNR Securities, LLC as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RNR Securities, LLC's management. Our responsibility is to express an opinion on RNR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RNR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791   TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

Supplementary Information

The supplementary information on pages 15 through 19 has been subjected to audit procedures performed in conjunction with the audit of RNR Securities, LLC's financial statements. The supplementary information is the responsibility of RNR Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplementary information on pages 15 through 19 is fairly stated, in all material respects, in relation to the financial statements as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

We have served as RNR Securities, LLC's auditors since 2008.

Syosset, New York
February 28, 2018

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS:

Cash	$	46,073
Securities, at fair value		174,150
Commissions receivable		194,737
Prepaid expenses and other assets		42,490
Property and equipment, net		38,642
Total Assets	$	**496,092**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable, accrued expenses and other liabilities	$	232,195
Notes payable and capital leases		29,027
Total Liabilities		261,222

MEMBERS' EQUITY

Total Member's Equity		234,870
Total Liabilities and Members' Equity	$	**496,092**

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Commissions	$ 2,728,997
Principal transactions	16,578
Interest and dividend income	13,486
Other income	160
TOTAL REVENUE	2,759,221
OPERATING EXPENSES:	
Employee compensation and benefits	1,928,316
Other operating expenses	178,184
Occupancy and equipment expense	90,493
Regulatory fees	25,210
Office expenses	16,382
Technology and communications expense	5,002
Other expenses	1,546
TOTAL OPERATING EXPENSES	2,245,133
NET INCOME	$ 514,088

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, January 1, 2017	$ 240,977
Members' distributions	(520,195)
Net income	514,088
Balance, December 31, 2017	$ 234,870

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 514,088
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization expense	13,209
Insurance financed	28,808
Increase in securities, at fair value	(36,941)
Increase in commissions receivable	(15,189)
Increase in other assets	(4,675)
Decrease in accounts payable, accrued expenses and other liabilities	(2,599)
NET CASH PROVIDED BY OPERATING ACTIVITIES	496,701
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchases of property and equipment	(1,645)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions paid to members	(520,195)
Principal payments on note payable - insurance	(35,599)
Principal payments on capital lease obligation	(1,956)
NET CASH USED FOR FINANCING ACTIVITIES	(557,750)
NET DECREASE IN CASH	(62,694)
CASH, BEGINNING OF YEAR	108,767
CASH, END OF YEAR	$ 46,073
CASH PAID DURING THE YEAR FOR:	
Interest	$ 812

The accompanying notes are an integral part of these financial statements.

RNR SECURITES, LLC
(A LIMITED LIABILTY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

RNR Securities, LLC ("the Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company is scheduled to dissolve on March 1, 2026. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of REITS. The liability of the member of the Company is limited to the member's total capital contribution.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Operations

The Company has prepared its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company places its temporary cash investments with investment quality financial institutions. At times, such investments may be in excess of federal insurance limits. The Company has not experienced any losses in these accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Revenue Recognition

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis. Investment advisory, mutual fees, and insurance product commissions are received and earned monthly and quarterly.

In May 2014, ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") was issued, which is a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. In July 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers – Deferral of the Effective Date," which defers the implementation of this new standard to be effective for fiscal years beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, "Identifying Performance Obligations and Licensing," and in May 2016, the FASB issued ASU 2016-12, "Narrow-Scope Improvements and Practical Expedients," which amend certain aspects of the new revenue recognition standard pursuant to ASU 2014-09. In December 2016, the FASB issued ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers" to clarify the codification or to correct unintended application of guidance. In September 2017 and November 2017, the FASB issued ASU 2017-13, "Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842)" and ASU 2017-14, "Income Statement-Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606)" which amends certain aspects of the new revenue recognition standard.

The Company has evaluated the new revenue recognition standard and does not anticipate that the standard will impact the Company's disclosures relating to revenue. Additionally, the Company notes that no material adjustments relating to retained earnings as of January 1, 2018 are required.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Customer Receivables

The Company carries its customer receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its customer receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Investment Valuation

The Company's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of Fair Value Measurements.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	20 years

Income Taxes

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company ("LLC") is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax returns.

The Company follows the uncertainty in income taxes standards. The Company does not have an unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2017 and reached the same conclusion.

2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes (cont'd).

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2014.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2018, the date the financial statements were available to be issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3 -   INVESTMENTS

Investments at December 31, 2017 are stated at estimated fair value as summarized as follows:

	Fair Value
Mutual funds	$ 174,150

Investment income from investments above for the year ended December 31, 2017 is as follows:

Interest and dividend income	$ 13,486
Principal transactions	16,578
	$ 30,064

4 -   FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

4 - FAIR VALUE MEASUREMENTS (CONT'D).

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4 - FAIR VALUE MEASUREMENTS (CONT'D).

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017.

| | Assets at Fair Value as of December 31, 2017 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 174,150	$ -	$ -	$ 174,150
Total assets at fair value	$ 174,150	$ -	$ -	$ 174,150

5 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

Computer equipment	$ 43,229
Furniture and fixtures	11,909
Leasehold improvements	33,983
	89,121
Less: Accumulated depreciation and amortization	50,479
	$ 38,642

Depreciation and amortization expense related to property and equipment amounted to $10,215 for the year ended December 31, 2017.

6 - OBLIGATIONS UNDER CAPITAL LEASES

The Company's property under capital leases, which is included in property and equipment, is summarized as follows:

Machinery and equipment	$ 5,605
Less: Accumulated depreciation	3,363
	$ 2,242

Capital leases outstanding at December 31, 2017 require monthly payments of $163 including an effective interest rate of 8.47% through February 2018.

6 -   OBLIGATIONS UNDER CAPITAL LEASES (CONT'D).

Future minimum lease payments under capital leases are summarized as follows:

Years Ending December 31:		
2018	$	219
Less: Amount representing interest		3
Present value of future minimum lease payment		216
Less: Current maturities		216
Long-term portion	$	-0-

7 -   RELATED PARTY

The Company shares its offices with R&R Financial Planners, Inc., a party related through majority common ownership of its managing member.   There is no expense sharing arrangement with the related party.   Expenses are paid if incurred.   For the year ended December 31, 2017, the Company paid $7,810 to the related party for shared expenses.   In addition, the Company leases its offices from its managing member (See Note 9).

8 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company has net capital of $73,379 which was $55,964 in excess of its minimum required net capital of $17,415.   The Company's net capital ratio was 3.56 to 1.

9 -   COMMITMENTS AND CONTINGENCIES

The Company leases office space from the managing member, William V. Romeo.   Future minimum lease payments under the lease are as follows:

Year Ending December 31		
2018	$	23,532
2019		3,922
	$	27,454

9 -   COMMITMENTS AND CONTINGENCIES (CONT'D).

Rent expense amounted to $77,284 for the year ended December 31, 2017.

The Company leased an automobile on August 23, 2016, with monthly payments of $1,249.

The lease minimum future rental payments through July 2019 is summarized as follows:

Years Ending December 31:
2018	$ 2,993
2019	1,746
	$ 4,739

10 -   CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2017, there were no significant customer accounts having unsecured debit balances that presented any risk.

11 -   REGULATORY SANCTIONS

In 2017, the Company was examined by the Financial Industry Regulatory Authority (FINRA). During the course of the examination, it was determined that the Company had deficiencies in its process of reviewing its representatives' e-mail correspondence and, accordingly, it was determined that the Company's Written Supervisory Procedures manual was deficient. The Company accepted FINRA's findings and accepted a $20,000 fine which will be payable in monthly installments starting January 1, 2018. The Company reflected $20,000 fine in the Statements of Financial Condition and Operations for the year ended December 31, 2017. In addition, the Company has since revised its Written Supervisory Procedures manual to address this finding.

RNR SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL		
Total members' equity		$ 234,870
Less: Nonallowable assets		
Commissions receivables-net of offsetting payable	54,237	
Property, equipment, and software, net	38,642	
Other assets	42,490	
		135,369
Net Capital before haircuts on securities positions (tentative net capital)		$ 99,501
Haircuts on Securities		
Securities positions	26,123	
		26,123
Net Capital		73,379
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Mininum net capital required 6-2/3% of $261,222 pursuant to Rule 15C3-1		17,415
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		17,415
EXCESS NET CAPITAL		55,964
EXCESS NET CAPITAL AT 1,000%		47,256
AGGREGATE INDEBTEDNESS		261,222
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.56**

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C-3
FOR THE YEAR ENDED DECEMBER 31, 2017

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(i)

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

	Audited	Focus Report Unaudited		Difference
ASSETS:				
Cash	$ 46,073	$ 46,073		$ -0-
Securities, at fair value	174,150	174,150		-0-
Commissions receivable	194,737	183,740	(a)	10,997
Prepaid expenses and other assets	42,490	40,329	(b)	2,161
Property and equipment, net	38,642	49,376	(c)(d)	(10,734)
Total Assets	$ 496,092	$ 493,668		$ 2,424

LIABILITIES AND MEMBERS' EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES:				
Accounts payable, accrued expenses and other liabilities	$ 232,195	$ 243,925	(e)	$ (11,730)
Notes payable and capital leases	29,027	29,027		-0-
Total Liabilities	261,222	272,952		(11,730)
MEMBERS' EQUITY				
Total Members' Equity	234,870	220,716	(f)	14,154
Total Liabilities and Members' Equity	$ 496,092	$ 493,668		$ 2,424

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION (CONT'D).
DECEMBER 31, 2017

(a) Audit adjustment based on detailed analysis for commission earned in December 2017 inadvertently not recorded as a commission receivable for $10,997 on focus report.

(b) Adjustments to various prepaid expenses which were recorded as an estimate on focus report.

(c) Adjustment for $6,449 for understatement of accumulated depreciation.

(d) Adjustment of $4,285 of expense items that were incorrectly capitalized and recorded as property and equipment.

(e) Audit adjustment of $2,255 for under accrual of payroll expenses by broker on focus report, $1,570 of miscellaneous other accrued expenses unrecorded by broker on focus report, and adjustment of $15,555 for over accrual of auditing fees by broker on focus report.

(f) Summary of all adjustments listed above.

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2017

Net capital as reported on the Focus Report, Part IIA	$ 50,399
Adjustments	22,980
Net capital as adjusted and as reported per audited financial statements	$ 73,379

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to the differences shown on page 17 of the audited financial statements. The total differences shown on page 17 of $14,154 includes a decrease of $8,826 in non-allowable assets, resulting in a total increase in net capital of $22,980. This is reflected on the computation of net capital pursuant to rule 15C3-1 on page 15 of the audited financial statements. In addition, the audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for RNR Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See report of independent registered public accounting firm.



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To The Member and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, the SIPC Series 600 Rules and related supplemental guidance, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by RNR Securities, LLC and SIPC in evaluating RNR Securities, LLC's compliance with the applicable instructions of Form SIPC-7. RNR Securities, LLC's management is responsible for RNR Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board



5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S.A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 28, 2018

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
SCHEDULE OF GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2017

Total revenue	$ 2,759,221
Deductions:	
Revenues from the sale of variable annuities	1,370,241
Revenues earned from 12B-1 fees	746,692
Net income from securities in investment accounts	16,578
Other revenue not related either directly or indirectly to the securities business	13,646
Interest and dividend expense	812
Total deductions	2,147,969
SIPC net operating revenues	611,252
General assessment @ .0015	917

Payments

Date:	Check #:	Form:	
8/25/2017	1156	SIPC-6	702

Total payments	702
Assessment balance due or (overpayment)	215
Interest computed on late payment at 20% per annum	-
Total balance due	$ 215

See Accountants' Agreed Upon Procedures Report



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

We have reviewed management's statements, included in the accompanying exemption report in which (1) RNR Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RNR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) RNR Securities, LLC stated that RNR Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RNR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RNR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

S. A. Koenig & Associates
S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 28, 2018

485 UNDERHILL BOULEVARD · SUITE 100 · SYOSSET, NY · 11791 TEL: (516) 921-6480 · FAX: (516) 921-6482 · WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board